UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

ImageWare Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45245S108

(CUSIP Number)

Jeffrey D. Kurtzman

Klehr Harrison Harvey Branzburg LLP

1835 Market Street

Philadelphia, PA 19103

(215) 569-4493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name of Reporting Person BET FUNDING LLC

Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

SEC Use Only

Source of Funds WC

Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 6,400,000 (1)

Shared Voting Power -0-

Sole Dispositive Power 6,400,000 (1)

Shared Dispositive Power -0-

Aggregate Amount Beneficially Owned by Each Reporting Person 6,400,000 (1)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

Percent of Class Represented by Amount in Row (11) 20.88% (2)

Type of Reporting Person OO

(1) This amount includes (i) 4,500,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009, (ii) 1,000,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009, (iii) 700,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 and (iv) 200,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009.

(2) This figure is based upon (i) 23,238,777 shares of common stock issued and outstanding as of May 19, 2010, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2009 filed on May 27, 2010, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

Name of Reporting Person BRU HOLDING CO., LLC

Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

SEC Use Only

Source of Funds WC

Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 583,000 (1)

Shared Voting Power - 0 -

Sole Dispositive Power 583,000 (1)

Shared Dispositive Power - 0 -

Aggregate Amount Beneficially Owned by Each Reporting Person 583,000 (1)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

Percent of Class Represented by Amount in Row (11) 1.90% (2)

Type of Reporting Person OO

(1) This amount includes (i) 183,000 shares of common stock and (ii) 400,000 shares of common stock issuable upon the conversion of the Series C Convertible Preferred Stock issued to BRU Holding Co., LLC on November 14, 2006.

(2) This figure is based upon (i) 23,238,777 shares of common stock issued and outstanding as of May 19, 2010, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2009 filed on May 27, 2010, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

Name of Reporting Person BRUCE TOLL

Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

SEC Use Only

Source of Funds PF

Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 8,394,295

Shared Voting Power -0-

Sole Dispositive Power 8,394,295

Shared Dispositive Power -0-

Aggregate Amount Beneficially Owned by Each Reporting Person 8,394,295

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

Percent of Class Represented by Amount in Row (11) 27.39%

Type of Reporting Person IN

(1) This amount includes (i) 183,000 shares of common stock held by BRU Holding Co., LLC, (ii) 400,000 shares of common stock issuable upon the conversion of the Series C Convertible Preferred Stock issued to BRU Holding Co., LLC on November 14, 2006, (iii) 300,000 shares of common stock issuable upon the conversion of the Series D Convertible Preferred Stock issued to Bruce Toll on September 5, 2008, (iv) 4,500,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009, (v) 1,000,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009, (vi) 700,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009, (vii) 200,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009 and (viii) 1,111,295 shares of common stock held by Bruce Toll.

(2) This figure is based upon (i) 23,238,777 shares of common stock issued and outstanding as of May 19, 2010, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2009 filed on May 27, 2010, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                                                        Security and Issuer.

This statement relates to the common stock of ImageWare Systems, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 10815 Rancho Bernardo Rd., Suite 310, San Diego, California 92127.  This Amendment No. 3 is being filed in connection with (i) the exercise by BRU Holding Co., LLC of the Stock Purchase Warrant dated November 14, 2006 issued to it by Issuer, and the purchase of the 10,000 shares of common stock issuable upon the exercise thereof at an exercise price of $0.50 per share, and (ii) the exercise by Bruce Toll of the Stock Purchase Warrant dated September 15, 2008 issued to him by Issuer, and the purchase of the 300,000 shares of common stock issuable upon the exercise thereof at an exercise price of $0.50 per share.

Item 2.                                                        Identity and Background.

This statement is filed by:

BET Funding LLC, a Delaware limited liability company (“BET Funding”);

BRU Holding Co., LLC, a Delaware limited liability company (“BRU Holding”); and

Bruce Toll (“Mr. Toll”), who is the majority owner of each of BET Funding and BRU Holding.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of the principal office of each of the Reporting Persons is 754 S. County Rd., Palm Beach, FL 33480.

The principal business of each of BET Funding and BRU Holding is investing in securities. The principal occupation of Mr. Toll is Vice Chairman of Toll Brothers Inc.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BET Funding and BRU Holding are organized under the laws of the State of Delaware.  Mr. Toll is a citizen of the United States of America.

Item 3:                                                       Source and Amount of Funds or Other Consideration.

On February 12, 2009, BET Funding agreed to provide a credit facility to the Issuer for a total of up to $5,000,000 (the “Credit Facility”).  BET Funding used working capital to fund the Credit Facility.

On February 12, 2009, BET Funding provided the Issuer with an initial advance under the Credit Facility of $1,000,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 4,500,000 shares of common stock of the Issuer at an exercise price of $0.50.

On June 9, 2009, in connection with the amendment of certain loan documents related to the Credit Facility, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $0.50.

On June 22, 2009, BET Funding provided the Issuer with an additional advance under the Credit Facility of $350,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 700,000 shares of common stock of the Issuer at an exercise price of $0.50.

On October 5, 2009, BET Funding provided the Issuer with an additional advance under the Credit Facility of $300,000 and agreed to make additional advances under the Credit Facility of up to $700,000 upon the satisfaction of certain conditions.  In connection therewith, BET Funding and the Issuer amended certain loan documents related to the Credit Facility and the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 200,000 shares of common stock of the Issuer at an exercise price of $0.60.

On January 27, 2011, (i) BRU Holding exercised its rights under the Stock Purchase Warrant issued to it by the Issuer on November 14, 2006 and purchased the 10,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share and (ii) Mr. Toll exercised his rights under the Stock Purchase Warrant issued to him by the Issuer on September 5, 2008 and purchased the 300,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share.

Item 4.                                                        Purpose of Transaction

All securities of the Reporting Persons currently owned by the Reporting Persons were acquired by the Reporting Persons as an investment.  The Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Schedule 13D.

The Reporting Persons may, from time to time and at any time, acquire additional shares of common stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.                                                        Interest in Securities of the Issuer.

The aggregate percentage of shares of common stock of the Issuer reported owned by each person named herein is based upon (i) 23,238,777 shares of common stock issued and outstanding as of May 19, 2010, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2009 filed on May 27, 2010, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities owned by BET Funding, BRU Holding and Bruce Toll.

As of the close of business on January 27, 2011, BET Funding beneficially owned 6,400,000 shares of the common stock of the Issuer, constituting approximately 20.88% of the shares of common stock outstanding.  As of the close of business on January 27, 2011, BRU Holding beneficially owned 583,000 shares of the common stock of the Issuer, constituting approximately 1.90% of the shares of common stock outstanding.  As of the close of business on January 27, 2011, Mr. Toll beneficially owned 8,394,295 shares of the common stock of the Issuer, constituting approximately 27.39% of the shares of common stock outstanding.

Upon the exercise of the warrants held by it, BET Funding would have the sole voting power and power to dispose of 6,400,000 shares of common stock.  Upon the exercise or conversion of the derivative securities held by it, BRU Holding would have the sole voting power and power to dispose of 583,000 shares of common stock.  Upon the exercise or conversion of the derivative securities held by BET Funding and BRU Holding, via his majority ownership of each BET Funding and BRU Holding, as well as the exercise or conversion of the derivative securities held by him individually, Mr. Toll would have the sole voting power and power to dispose of 8,394,295 shares of common stock.

In the past 60 days, the Reporting Persons effected the following transactions:

On January 27, 2011, (i) BRU Holding exercised its rights under the Stock Purchase Warrant issued to it by the Issuer on November 14, 2006 and purchased the 10,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share and (ii) Mr. Toll exercised his rights under the Stock Purchase Warrant issued to him by the Issuer on September 5, 2008 and purchased the 300,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

Not applicable.

Item 6.                                                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 7, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                                                        Material to be Filed as Exhibits.

99.1                       Joint Filing Agreement, dated July 7, 2009, by and among BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February       , 2011

BET FUNDING LLC

By:	/s/ Bruce E. Toll
Name: Bruce E. Toll
Title: Member

BRU HOLDING CO., LLC

By:	/s/ Bruce E. Toll
Name: Bruce E. Toll
Title: Member

/s/ Bruce E. Toll
Bruce E. Toll